

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Hans S. Weger
Chief Financial Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

> **Re: LaSalle Hotel Properties**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **File No. 001-14045**

Dear Mr. Weger:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2009

Item 2. Properties, page 14

1.   In future filings, please include an annual schedule of lease expirations for ten years beginning with your current fiscal year. The schedule should include the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investment in Hotel and Development Properties, page 23

2.   Please expand your disclosure to include greater detail of what management considers when determining if there are any facts and circumstances indicating impairment to your properties. In addition, please disclose the major assumptions used in preparing an estimate of the undiscounted future cash flows and sensitivity of those assumptions.

3.   In light of the decrease in occupancy, ADR, and RevPAR from 2008 to 2009 and the temporary suspension of redevelopment activity on your 330 N. Wabash Avenue property, please tell us how you determined that there are not any facts or circumstances indicating impairment in the carrying value of any of your hotels or development property.

Exhibit Index, page 46

4.   It appears that one of the exhibits that you have filed with the Form 10-K and listed in the exhibit index itself omits a schedule to the filed exhibit. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please explain to us why Exhibit 10.32 omits from it a schedule that is part of this filed exhibit. Alternatively, please refile a complete copy of Exhibit 10.32.

Schedule 14A filed March 11, 2010

General

5.   In future filings, please provide the disclosure called for by Item 404 of Regulation S-K. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

6.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Executive Officer Compensation, page 17

Peer Groups, page 19

7.   We note that in May 2009, Towers Watson prepared a report for the Compensation Committee comparing your Named Executive Officers' compensation to that of a sample of 25 public real estate companies which were comparable to you in total enterprise value and a group of five public lodging REITs. Please identify the compensation components that were used in this comparison as well as how this report of Towers Watson was used by the Compensation Committee in setting compensation of the Named Executive Officers. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Base Salary, page 21

8.   You disclose that your Compensation Committee considers the financial and business performance of you in an absolute sense and relative to its peers and that when evaluating your financial and business performance, the Compensation Committee considers your FFO performance and your total return over various periods. Please also disclose your FFO performance and total return over various periods. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Annual Cash Incentive Bonus, page 23

9.   You disclose that due to concerns regarding competitiveness, the Compensation Committee set the maximum annual cash incentive bonus at 200% of target levels for 2009. Please disclose what factors the Compensation Committee looked at in determining that the 200% was competitive. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

10.   Please disclose the management business objectives ("MBOs") for each of your NEOs as well as whether or not each of your NEOs achieved such MBOs, how such determinations were made and by whom. Please also disclose goal and actual results for your Comparable FFO per share performance relative to a budget scale approved annually by the Board of Trustees and your Comparable FFO per share growth relative to the Comparable FFO per share growth of a pre-selected peer group consisting of the six publicly-traded hotel REITs. Finally, please explain how each of the percentages disclosed in the last paragraph on page 24 were computed. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address these issues.

<u>April 2009 Awards, page 25</u>

11. We note that on April 23, 2009 your shareholders approved the 2009 Equity Incentive Plan and that your Board of Trustees approved equity awards for your NEOs. Please provide disclosure regarding how the share award amounts shown in the Summary Compensation Table on page 30 were determined and what factors were considered in determining such share awards. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at 202-551-3466 or Sonia Barros, Special Counsel, at 202-551-3655 with any other questions.

          Sincerely,

          Kevin Woody
          Branch Chief